MEMORANDUM OF UNDERSTANDING
between
ROCHESTER INSTITUTE OF TECHNOLOGY
and
TORVEC, INC.

This Memorandum of Understanding (“Memorandum”) is between Rochester Institute of Technology, a not-for-profit New York State chartered educational institution located at One Lomb Memorial Drive, Rochester, New York 14623 ( “RIT”) and Torvec, Inc. (“Torvec”), a private company located at 1999 Mount Read Blvd., Building 3, Rochester, New York 14615 (“Torvec”) (collectively, “the Parties”).

BACKGROUND

RIT is a nationally respected leader in professional and career-oriented education, with eight colleges offering more than ninety different bachelor degree programs, including specific programs focused on technological applications that enhance efficiencies in manufacturing, improve product quality, streamline processes and protect the environment. Since 1912 RIT has been a leader in cooperative education whereby students enhance their formal education by active involvement with business and industry.

Torvec is a publically-traded company that develops advanced automotive and related energy technologies that increase transportation safety, mobility, fuel efficiency and reduce pollutants. Torvec’s chief intellectual property include its Full Terrain Vehicle (FTV®), infinitely variable transmission, IsoTorque® differential, constant velocity joint, hydraulic pump, and motor and hydrogen powered steam turbine.

OBJECTIVES

RIT and Torvec mutually agree to the establishment of a Safety and Efficiency in Automobiles Laboratory (“SEAL”) at RIT to explore the synergies that can be created by the mutual cooperation between Torvec, its management and its personnel and RIT, its faculty, staff and students towards development of advanced automotive and related energy technologies, including enhancing manufacturing efficiencies for their production. The Parties agree that a subsequent agreement shall be drafted having mutually acceptable terms that will outline the academic, legal, financial, fiduciary and business management issues related to the partnership between the Parties to organize and operate SEAL. The Parties will negotiate in good faith and work in a diligent manner with the goal of concluding negotiations on such a subsequent agreement and having a draft available for review within one year of the signing of this Memorandum. This subsequent agreement shall also designate the leadership and oversight responsibilities of SEAL. The Parties agree that the initial goals of SEAL shall be:

1.	To provide RIT’s faculty, staff, and students with the opportunity to participate in the ongoing refinement and enhancement of advanced automotive and related energy technologies designed for specific applications to the world-wide automotive and related energy industries;

2.	To provide RIT’s students with cooperative educational opportunities with a view to future employment;

3.	Through joint research, to further refine Torvec’s advanced automotive and related energy technologies, including product evaluation and testing to improve the production and manufacturing of such technologies;

4.	To jointly obtain grants and other forms of governmental and nongovernmental research funding in order to implement the purposes of SEAL and advance research in the industry of automotive and related industries;

5.	To establish SEAL as a leader in the technological and

manufacturing applications of advanced automotive and related energy technologies including the development of new and increased employment opportunities in the automotive and related energy industries.

THE PARTIES’ EFFORTS

In order to implement the purposes and goals set forth in this Memorandum, Torvec and RIT agree that they will use best efforts to:

1.	Affirmatively work to provide each other’s faculty, staff, students, and personnel with access to Torvec’s advanced automotive and related energy technologies, technical know-how, including Torvec personnel, offices and testing facilities, and RIT’s facilities and laboratories pursuant to other mutually agreeable contracts and/or sponsored research agreements between the Parties as applicable;

2.	Affirmatively work to engage each other’s faculty, staff, students, and personnel in opportunities through SEAL for refinement, evaluation and testing advanced automotive and related energy technologies, including designing, testing and evaluating such technologies (including Torvec’s) for possible production pursuant to other mutually agreeable contracts and/or sponsored research agreements between the Parties as applicable;

3.	Affirmatively participate in establishing educational and training programs for RIT personnel, including when and where appropriate, designing and creating cooperative educational and employment opportunities for RIT’s students in the fields of advanced automotive and related energy technologies;

4.	Affirmatively participate in jointly approved efforts to obtain governmental and nongovernmental funding to provide financial support for the purposes and programs of SEAL, including the prompt completion of any written proposals, required business plans, budgets and similar submissions and statements-of-work in pursuit of research, academic, development, and business goals;

5.	Affirmatively seek to engage additional automotive and related energy companies and organizations in the purposes and programs of SEAL;

COMMENCEMENT, TERM AND TERMINATION

This Memorandum will commence on the date it is executed by both RIT and Torvec and will commence with respect to additional parties upon the date any such party(ies) execute a similar Memorandum describing the rights and duties of any such additional party(ies) to SEAL.

This Memorandum will remain in effect for a period of one (1) year and shall automatically renew for successive one (1) year terms unless terminated by any Party in accordance with the provisions herein. Any Party may terminate this Agreement prior to the end of the initial one (1) year period or any other successive one (1) year term by notifying the other Party in writing sixty (60) days in advance of such termination. In the event of expiration or termination of this Memorandum the Parties shall not be required to create, negotiate, draft, or execute any subsequent, additional, or license agreement mentioned herein, but shall be bound by any other separate agreements entered into between the Parties.

PUBLIC RELATIONS

The parties agree that an appropriate and mutually-approved and sponsored media announcement with respect to their entrance into this Memorandum and the creation of SEAL may be released by the Parties through all relevant media outlets and that designated spokespersons from each party will mutually cooperate on any media follow-up to such announcement. The Parties further agree that, from time to time, announcements with respect to developments and events regarding the ongoing operation of SEAL will be appropriate and agree that they shall endeavor to prepare, approve and sponsor any and all media announcement(s) with respect to such developments and events on an ongoing basis.

RIT recognizes that Torvec is a company whose common stock is publically traded and that, pursuant to rules and regulations governing the public markets, Torvec will be required to file a copy of this Memorandum with the Securities and Exchange Commission and to, from time to time, include information as to its continued participation in and developments pertaining to the operation of SEAL in its public filings with such Commission.

CONFIDENTIALITY

Any sharing of confidential, proprietary, trade secret information or intellectual property between the Parties in furtherance of the objectives of this Memorandum shall be pursuant to a subsequent agreement between the Parties that shall contain mutually agreeable and appropriate confidentiality terms. In addition to any subsequent agreement, any information which is not in the public domain and which is not required to be disclosed, that one Party shares with the other in furtherance of the objectives of this Memorandum shall be treated as confidential and shall not be disclosed without the prior written consent of the Party furnishing the information. This obligation shall survive the expiration or termination of this Memorandum.

INTELLECTUAL PROPERTY

The Parties recognize that they each own various intellectual property, including patents, patent applications, trademarks, trade names, trade secrets, and know-how. Any intellectual property owned by one of the Parties and shared by the other in furtherance of the objectives of this Memorandum shall be subject to future license agreements mutually agreed between the Parties. Likewise, any intellectual property jointly developed by the Parties shall be subject to mutually agreed to license agreements, but shall retain for each Party the non-exclusive right to use any jointly developed intellectual property for commercial, research, and educational purposes, subject to whatever conditions the Parties agree.

ADDITIONAL UNDERSTANDINGS

RIT and Torvec agree that this Memorandum and the operation of SEAL shall be governed by the following additional understandings:

1.	Each party will comply with any and all policies and procedures of the other, including security policies and procedures, governing the use of its facilities and property when employees or students are on the other’s premises.

2.	While RIT and Torvec recognize that this Memorandum and the creation and operation of SEAL constitute a joint enterprise and that the parties may refer to their relationship from time to time by words such as “partnership”,” alliance” or “team” or words of similar import, nothing contained herein, nor the creation and/or operation of SEAL shall be construed as creating a partnership, agency, joint venture, or teaming arrangement between the parties for legal purposes other than is mutually agreed to in the limited context of a subsequent agreement describing the academic, legal, financial, fiduciary and business management operations of SEAL. Further, this Memorandum nor SEAL shall not be construed as implying that either party’s employees and/or independent contractors are the employees and/or independent contractors of the other.

3.	This Memorandum represents the broad outline of RIT’s and Torvec’s present intent to work together to create and operate SEAL. All activities undertaken pursuant to this Memorandum are subject to the availability of personnel, resources and funds. The Parties agree to negotiate in good faith the subsequent, additional, license agreements, or other agreements referenced in this Memorandum. However, neither Party shall be obligated to execute such subsequent, additional agreements, or license agreements, nor will the failure to mutually agree be deemed a breach of the Parties’ obligation to negotiate in good faith.

4.	This Memorandum may be amended, modified or superseded by a written instrument executed by the Parties.

IN WITNESS WHEREOF, each of the parties hereto has caused this Memorandum to be executed and delivered by its duly authorized officer this 31 day of July, 2009.

ROCHESTER INSTITUTE OF TECHNOLOGY

By: /s/ William W. Destler
William W. Destler, Ph.D.
Its: President

TORVEC, INC.

By: /s/ James Y. Gleasman
James Y. Gleasman
Its: Chief Executive Officer